FEDERATED MDT SERIES

Federated Investors Funds

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

June 27, 2016

Mark A. Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-4720

RE: FEDERATED MDT SERIES (the “Registrant”)

Federated MDT Small Cap Core Fund

Class R6 Shares

Federated MDT Small Cap Growth Fund

Class R6 Shares

(collectively, the “Funds”)

1933 Act File No. 333-134468

1940 Act File No. 811-21904____

Dear Mr. Cowan:

The Registrant is filing this correspondence to respond to your comments provided on May 31, 2016 on its Rule 485(a) Post-Effective Amendment No. 22 and Amendment No. 22, with respect to the Funds, submitted on April 13, 2016.

Included in this correspondence are responses to global comments provided for seven funds, including the Funds, which registered new R6 Shares in 485(a) filings submitted on April 13, 2016.

GLOBAL COMMENTS

Comment 1: Please update ticker symbols and series and class codes.

Response: The Registrant will respond as requested.

Comment 2: Fee Table Footnote: In the fee table footnote disclosure regarding the waiver, we note the parenthetical reference “(after the voluntary waivers and/or reimbursements).” Explain whether there is one contractual waiver or if there is an additional voluntary waiver. If there is one contractual waiver, consider removing the word “voluntary.”

Response: There is one waiver to which the Funds had voluntarily committed for at least one year, unless or until the Funds’ Board terminates or increases the waiver. The reference in the parenthetical indicates that the Funds have voluntarily entered into a fee waiver arrangement to which it has committed for a one year period. The Registrant respectfully believes that its disclosure is consistent with Form N-1A requirements and declines to remove the word “voluntary.” Please note that, from time to time, there may be additional voluntary waivers, over and above the one-year committed waiver but those are not permitted to be reflected in the fee table per Form N-1A.

Comment 3. Fee Table Example: Confirm that the expense waiver affects only the calculation for the one year example.

Response: The Registrant confirms that the expense waiver is not reflected in the calculations for any of the example numbers. The example calculations are based on gross expenses.

Comment 4. Performance Bar Chart and Table Introduction: We note the reference to “each class” in the following disclosure in the third paragraph:

“The Average Annual Total Return Table shows returns for each class averaged over the stated periods, and includes comparative performance information.”

To clarify, please use the language as specified in Item 4(b)(2)(i) of Form

N-1A.

Response: The Registrant will revise the Performance Bar Chart and Table Introduction to clarify the statement in accordance with the requirements of Form N-1A. Further, the Registrant will specify in this introduction which class or classes appear in the Average Annual Total Return Table.

Comment 5. Risk/Return Bar Chart Footnotes: Add disclosure that the performance figures have been adjusted to reflect the expenses of the R6 class.

Response: The Registrant respectfully notes that the performance figures shown in the Risk/Return Bar Chart are the existing Institutional Shares of the Funds and, in accordance with the instructions to Item 4(b)(2) of Form N-1A. The Registrant has shown the annual total returns for the existing class of shares as the new Class R6 shares have not yet commenced operations and has disclosed that the performance figures shown are for a class that is not presented in this prospectus that would have annual returns substantially similar to those of the new share class because the shares are invested in the same portfolio of securities and the annual returns would differ only to the extent that the classes do not have the same expenses.

Therefore, the Registrant respectfully declines to add the suggested disclosure.

Comment 6. Average Annual Total Return Table Introduction: Per Instruction 2(b) to Item 4(b)(2), add disclosure to the narrative to describe the additional indexes to which the Funds compare their performance.

Response: The Funds will add the following sentence to their narratives:

Federated MDT Small Cap Core Fund

“The Average Annual Total Return Table also shows the performance of the Fund compared to a broad-based securities market index as well as a comparison to the Morningstar Small Blend Funds Average which is an additional performance benchmark for the Fund.”

Federated MDT Small Cap Growth Fund

“The Average Annual Total Return Table also shows the performance of the Fund compared to a broad-based securities market index as well as a comparison to the Morningstar Small Growth Funds Average which is an additional performance benchmark for the Fund.”

Comment 7. Prospectus - Redemption In-Kind: Consider adding disclosure that in-kind securities bear market risk until sold and that shareholders may experience capital gains when converting in-kind securities to cash.

Response: The Registrant respectfully notes that Redemption in-Kind disclosure is required in Statement of Additional Information (SAI) Item 23(d) of Form N-1A. As such, the Registrant believes that the Funds appropriately provide disclosure about the risks associated with in-kind securities as part of the following SAI language:

“Redemption in-kind is not as liquid as a cash redemption. Shareholders receiving the portfolio securities could have difficulty selling them, may incur related transaction costs and would be subject to risks of fluctuations in the securities’ values prior to sale.”

Therefore, the Registrant respectfully declines to add the requested disclosure.

Comment 8. Prospectus – Limitations on Redemption Proceeds: The prospectus references the disclosure in the sentence introducing the second set of bullet points:

“In addition, the right of redemption may be suspended, or the payment of proceeds may be delayed, during any period:”

Add disclosure to clarify that proceeds may be delayed longer than seven days pursuant to Section 22(e) under the Investment Company Act of 1940 (the “1940 Act”).

Response: Pursuant to Section 22(e) under the 1940 Act, the Registrant will add the following underlined language to the noted disclosure:

“In addition, the right of redemption may be suspended, or the payment of proceeds may be delayed, (including beyond seven days), during any period.”

In addition, the following new bullet point will be added as the final bullet point in the second set of bullet points in the section:

“as the SEC may by order permit for the protection of Fund shareholders.”

Comment 9. Prospectus – Advisory Fees: Discuss the applicable fee waiver as disclosed in the Fee Table footnote, specifically what amounts are contractual and which are voluntary.

Response: The Registrant respectfully notes that Item 10(a) in Form N-1A requires the description of the compensation of each investment adviser of a fund and does not require the disclosure of the fee waivers included in the fee table and as described in the Registrant’s response to Comment 2 above. The fee waivers described in the fee table are attributable to various Fund expenses which may or may not include the investment advisory fee. Therefore, the Registrant respectfully declines to add the requested disclosure. To the extent that the Registrant enters into any contractual fee waivers in the future, such waivers will be referenced as requested.

Comment 10. Prospectus or SAI – Derivative Investments: Please confirm that the Fund has considered its derivatives disclosure in light of the July 2010 letter from Barry Miller to the Investment Company Institute regarding derivatives-related disclosures by investment companies.

Response: The Registrant confirms that the Fund has considered its derivatives disclosure in light of the July 2010 letter from Barry Miller to the Investment Company Institute regarding derivatives-related disclosures by investment companies and respectfully submits that its disclosure is appropriate.

Comment 11. SAI – Total Return Swaps: Disclose that to the extent that the Funds engage in these that an appropriate amount of segregated assets will be set aside. In addition, if engaging in these swaps is a principal part of the Funds’ strategies, describe this in the Prospectus strategies, securities and risks sections.

Response: The Registrant respectfully notes that it provides appropriate “Asset Segregation” disclosure in the SAI, which states that the Fund will “set aside” liquid assets, or engage in other SEC-approved measures while these and other derivative contracts are open. In addition, the Registrant confirms that the Funds may engage in these swaps as part of a non-principal investment strategy and, therefore, the disclosure is appropriately placed in the SAI.

Comment 12. SAI – Borrowing Money and Issuing Senior Securities: We reference the underlined disclosure that the Funds “may borrow money, directly or indirectly, and issue senior securities to the maximum extent permitted under the 1940 Act, any rule or order thereunder, or any SEC staff interpretation thereof.” Please disclose, under the “Additional Information” section following the Fund investment limitations:

a.	a definition of concentration (including the treatment of municipal securities as noted in Comment 13, below);
b.	relevant borrowing limits under the 1940 Act; and
c.	that the Funds will consider the concentration of investment companies in which they will invest when determining compliance with their own concentration policy.

Response: In light of the Staff’s comments, the Registrant will consider adding appropriate disclosure, consistent with the Staff’s request, at its next annual update so that all share classes of the Funds will incorporate the disclosure simultaneously.

Comment 13. SAI – Concentration: The SAI references the disclosure under this fundamental investment limitation that “Government securities and municipal securities will not be deemed to constitute an industry.”

Revise the municipal securities reference to clarify that these are municipal securities issued by governments or political subdivisions of governments pursuant to Investment Company Act Release No. 9785 dated May 31, 1977. This disclosure can be made under the “Additional Information” section following the Fund investment limitations. Please consider revising the fundamental limitation to include the clarifying disclosure at the next Fund shareholder meeting.

Response: The Registrant confirms that the municipal securities referenced in the fundamental investment limitation regarding concentration are issued by governments or political subdivisions of governments. As the staff has noted, this investment limitation is fundamental and, as an open-end investment company, the Registrant does not hold regularly scheduled shareholder meetings at which the investment limitation can be updated. However, in light of the Staff’s comment, the Registrant will consider adding appropriate disclosure, consistent with the Staff’s request, at its next annual update so that all share classes of the Fund(s) will incorporate the disclosure simultaneously.

Comment 14. SAI – Fees Paid by the Fund for Services: Disclose sub-advisory fees paid, if any, by the investment adviser as well as the method of calculation (fee rate and any breakpoints) pursuant to Note 22 under Investment Company Act Release No. 26,230 dated October 23, 2003.

Response: The Registrant confirms that the Adviser, with respect to the Fund, does not pay any sub-advisory fees and that there is no sub-adviser with respect to the Fund.

FUND SPECIFIC COMMENTS

Unless otherwise noted, the comments and responses below apply to both Federated MDT Small Cap Growth Fund and Federated MDT Small Cap Core Fund.

Comment 1. Fee Table: Please explain why there is an “Acquired Fund Fees and Expenses” line in the Fee Table, but no mention of acquired funds in the strategy.

Response: The Registrant respectfully notes that the “Acquired Fund Fees and Expenses” is 0.01%. As such, the Registrant does not believe any additional discussion of investing in other investment companies is necessary in the principal investment strategies section of the prospectus. The Registrant notes that it provides disclosure in the “Investing in Securities of Other Investment Companies” in the SAI with respect to non-principal securities investments.

Comment 2. Please consider updating the market capitalizations for the Russell indices referenced in the investment strategies.

Response: The market capitalizations disclosed are provided as of the Funds’ fiscal year end July 31, 2015. The market capitalizations will be revised at the next annual updates of the Funds as of fiscal year end July 31, 2016. In this manner, all share classes of the Funds will be updated consistently and concurrently.

Comment 3. In “Sector Risk”, please describe the specific industries in which the fund invests and the risk associated with them. Provide more specific detail in the Item 9 statutory risk disclosure.

Response: The Funds’ investment strategies do not restrict their investments to a specific sector and the Funds are not targeting any particular sector. Rather, the Funds are using a quantitative approach as described in their Prospectuses to seek value based investments. Such investments are constantly subject to change based on the Funds’ investment process and the Registrant believes that additional disclosures could mislead investors. As such, the Registrant respectfully declines to make the requested changes.

Comment 4. Summary Strategy: Consider moving the “active trading” language at the end of the strategy to the Summary Risk section.

Response:	The disclosure related to active trading is required in an

applicable fund’s investment strategy by Instruction 7 to Item 9(b)(1) of

Form N-1A to describe aspects of the Fund’s investment strategy.

The Registrant complies with this Form requirement. In addition, the

Registrant confirms that it provides appropriate risk disclosure in the

Principal Risks section that are of consequence to shareholders of the Funds,

and therefore the Registrant submits that it is appropriately disclosed in the description of the Fund’s principal investment strategies and respectfully declines to make the requested change.

Comment 5. Risk/Return Bar Chart: Please confirm that the historical information for the Federated MDT Small Cap Core Fund was not adjusted except for the sales load.

Response: The Registrant confirms that the historical performance for the Federated MDT Small Cap Core Fund was not adjusted due to a sales load as neither the R6 class or the Institutional Share class has a sales load.

The historical performance was adjusted to remove any voluntary waiver of the Fund expenses related to the Institutional Share class that may have occurred during the period prior to commencement of operations of the R6 class.

Comment 6. SAI – Credit Default Swaps: In “Credit Default Swaps,” if the Funds will write credit default swaps, please confirm that the Funds will segregate the full notional amount of the credit default swaps to cover such obligations.

Response: The Registrant supplementally confirms that the Funds will segregate liquid assets in an amount equal to the full notional amount to cover any credit default swaps that the Funds write.

Comment 7. SAI Limitations - Commodities: We reference the fundamental policy that the Funds may invest in commodities to the maximum extent permitted under the 1940 Act. Please define “maximum extent permitted under the 1940 Act” under “Additional Information.”

Response: The Registrant will consider adding appropriate disclosure, consistent with the Staff’s request, at its next annual update so that all share classes of the Fund will incorporate the disclosure simultaneously.

Comment 8. SAI Limitations: Please explain why the “Additional Information” section for Federated MDT Small Cap Core Fund is different from that disclosed in Federated MDT Small Cap Growth Fund.

Response: The language under “Additional Information” for Federated MDT Small Cap Core Fund was changed via a supplement filed on February 19, 2010. This was due to comments received from the SEC Staff on a Form N-14 filing related to the reorganization of Federated MDT Small Cap Value Fund into Federated MDT Small Cap Core Fund.

The Staff comment noted that the fundamental Concentration policy of Federated MDT Small Cap Core Fund did not exclude bank instruments and asked the Fund to clarify that only domestic “bank instruments” can be excluded from the concentration policy. This comment was addressed with the Staff and the Board of Trustees of the Federated MDT Series and the Fund revised its non-fundamental Concentration policy to reflect that it will not exclude either domestic bank instruments or foreign bank instruments from the concentration policy.

Federated MDT Small Cap Growth Fund’s fundamental Concentration policy does exclude bank instruments and the Fund provides clarifying disclosure in its non-fundamental Concentration policy that it will exclude only domestic bank instruments, consistent with SEC policy, and will not exclude foreign bank instruments.

Comment 9. SAI - Concentration: In the fundamental “Concentration” section, remove the word “Primarily” since it is not applicable under the 1940 Act

Response: The Registrant respectfully notes that the Fund’s concentration policy is fundamental and cannot be changed without shareholder approval. However, in response to the Staff’s comments, the Registrant believes that the use of the word “primarily” clarifies that an issuer is considered to be in the industry classification in which it is “primarily” engaged and submits that this disclosure is appropriate. With respect to the reference to “bank instruments,” the Registrant believes that this reference is clarified in the Fund’s non-fundamental Concentration policy and is not in conflict.

In connection with the review of this filing by staff of the Securities and Exchange Commission, the Fund acknowledges the staff’s view that: the Fund is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions on the enclosed material, please contact me at (724) 720-8840.

Very truly yours,

/s/ Leslie C. Petrone

Leslie C. Petrone

Senior Manager